Lionsgate Studios Corp.

2700 Colorado Avenue

Santa Monica, California 90404

August 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert Shapiro
Joel Parker
Cara Wirth
Taylor Beech

Re:	Lionsgate Studios Corp.

Registration Statement on Form S-1

File No. 333-286041

Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-286041) filed by Lionsgate Studios Corp. (“New Lionsgate”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2025, as amended on March 26, 2025, July 24, 2025 and July 29, 2025 (the “Registration Statement”).

New Lionsgate hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on August 5, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Fabiola Urdaneta at (212) 403-1121 or FUrdaneta@wlrk.com with any questions you may have concerning this letter, or if you require any additional information, and please notify her when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

LIONSGATE STUDIOS CORP.

By:	/s/ James W. Barge
Name:	James W. Barge
Title:	Chief Financial Officer

cc:	Bruce Tobey

Executive Vice President and General Counsel

Lionsgate Studios Corp.

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lionsgate Studios Corp.

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz